Exhibit 2.4*

EXECUTION COPY

ASSET PURCHASE AGREEMENT

DATED AS OF April 2, 2009

BY AND AMONG

RBF ACQUISITION II, LLC,

VERASUN ENERGY CORPORATION,

US BIOENERGY CORPORATION

AND

VERASUN CENTRAL CITY, LLC

*	In accordance with Item 601(b)(2) of Regulation S-K, the schedules and similar attachments to the asset purchase agreement in this exhibit, which schedules and similar attachments are listed in the table of contents of the asset purchase agreement, have not been filed. The registrant agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS

1.1	Definitions	1
1.2	Other Definitions and Interpretive Matters	8

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale	9
2.2	Excluded Assets	11
2.3	Assumed Liabilities	12
2.4	Excluded Liabilities	12
2.5	Assignments; Cure Costs	13
2.6	Covenant Not to Sue	14
2.7	Trademark Phase-Out License	14
2.8	Further Assurances	15
2.9	Permits	15

ARTICLE 3
PURCHASE PRICE

3.1	Purchase Price	15
3.2	Discharge of Assumed Liabilities After Closing	16
3.3	Allocation of Purchase Price	16

ARTICLE 4
CLOSING

4.1	Closing Date	17
4.2	Buyer’s Deliveries	17
4.3	Sellers’ Deliveries	17

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLERS

5.1	Organization and Good Standing	18
5.2	Authority; Validity; Consents	18
5.3	No Conflict	19
5.4	Real Property	19
5.5	Environmental and Health and Safety Matters	19
5.6	Title to Acquired Assets; Sufficiency of Assets	20
5.7	Taxes	20
5.8	Legal Proceedings	21
5.9	Compliance with Legal Requirements; Permits	21
5.10	Employment Matters	21
5.11	Employee Benefits	21
5.12	Central City’s Intellectual Property	21
5.13	Assigned Contracts	22
5.14	Brokers or Finders	22
5.15	Insurance	22

i

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF BUYER

6.1	Organization and Good Standing	22
6.2	Authority; Validity; Consents	22
6.3	No Conflict	23
6.4	Availability of Funds	23
6.5	Litigation	23
6.6	Brokers or Finders	23

ARTICLE 7
ACTION PRIOR TO THE CLOSING DATE

7.1	Investigation of the Business by Buyer	23
7.2	Operations Prior to the Closing Date	24
7.3	HSR Act; Reasonable Best Efforts	25
7.4	Bankruptcy Court Approval	26
7.5	[Reserved]	26
7.6	Communications with Customers and Suppliers	27
7.7	Information Technology Services	27
7.8	Letters of Credit	27
7.9	637 Registrations; Alcohol Fuel Plant Permits	27

ARTICLE 8
ADDITIONAL AGREEMENTS

8.1	Taxes	27
8.2	Payments Received	28
8.3	Adequate Assurance and Performance	28
8.4	Post-Closing Books and Records and Personnel	28
8.5	No Other Representations or Warranties	29
8.6	Acquired Assets “AS IS”; Buyer’s Acknowledgment Regarding Same	29

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER TO CLOSE

9.1	Accuracy of Representations	29
9.2	Sellers’ Performance	30
9.3	No Order	30
9.4	Governmental Authorizations	30
9.5	Sellers’ Deliveries	30
9.6	Sale Order	30

ARTICLE 10
CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS TO CLOSE

10.1	Accuracy of Representations	30
10.2	Sale Order in Effect	30
10.3	Buyer’s Performance	30
10.4	No Order	30
10.5	Governmental Authorizations	30
10.6	Buyer’s Deliveries	31

ARTICLE 11 TERMINATION
11.1	Termination Events	31
11.2	Effect of Termination	32

ARTICLE 12
GENERAL PROVISIONS

12.1	Survival	32
12.2	Public Announcements	32
12.3	Notices	32
12.4	Waiver	33
12.5	Entire Agreement; Amendment	33
12.6	Assignment	33
12.7	Severability	33
12.8	Expenses	34
12.9	Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver	34
12.10	Counterparts	34
12.11	Parties in Interest; No Third Party Beneficiaries	34
12.12	Non-Recourse	35
12.13	Schedules; Materiality	35

SCHEDULES

Schedule 1.1(a)	Assigned Contracts
Schedule 1.1(b)	Sellers’ Knowledge Persons
Schedule 1.1(c)	Permitted Encumbrances
Schedule 5.4(a)-1	Owned Real Property
Schedule 5.5	Environmental and Health and Safety Matters
Schedule 5.6(a)	Title to Acquired Assets
Schedule 5.6(b)	Sufficiency of Assets
Schedule 5.7	Taxes
Schedule 5.8	Legal Proceedings
Schedule 5.9	Compliance with Legal Requirements; Permits
Schedule 5.10(b)	Facility Employees
Schedule 5.11	Benefit Plans
Schedule 5.12(b)	Claims Relating to Intellectual Property Rights
Schedule 5.13	Enforceability of Assigned Contracts
Schedule 7.2	Operations Prior to the Closing Date
Schedule 8.1(b)	Periodic Taxes

EXHIBITS

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Contract Assignment and Assumption Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of April 2, 2009 (the “Effective Date”), by and among RBF Acquisition II, LLC, a Delaware limited liability company (“Buyer”), VeraSun Energy Corporation, a South Dakota corporation (the “Company”), US BioEnergy Corporation, a South Dakota corporation (“US Bio”), and VeraSun Central City, LLC, a Nebraska limited liability company (“Central City,” and together with the Company and US Bio, the “Sellers”). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Article 1.

RECITALS

WHEREAS, Sellers are engaged in the business of producing ethanol and its co-products, including distillers grains, at the Facility (such business, as conducted by Sellers, the “Business”);

WHEREAS, US Bio is a direct wholly-owned subsidiary of the Company and Central City is an indirect wholly-owned subsidiary of the Company;

WHEREAS, on October 31, 2008 (the “Petition Date”), the Company and its direct and indirect subsidiaries (including US Bio and Central City) filed a voluntary petition for relief (each a “Filing” and, together, the “Filings”) commencing cases under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”);

WHEREAS, Sellers desire to sell to Buyer all of the Acquired Assets, and Buyer desires to purchase from Sellers all of the Acquired Assets and assume all of the Assumed Liabilities, upon the terms and conditions hereinafter set forth;

WHEREAS, the Parties intend to effectuate the transactions contemplated by this Agreement through a sale of the Acquired Assets pursuant to Sections 363 and 365 of the Bankruptcy Code; and

WHEREAS, the execution and delivery of this Agreement and the Sellers’ ability to consummate the transactions set forth in this Agreement are subject to, among other things, the entry of an Order of the Bankruptcy Court under, inter alia, Sections 363 and 365 of the Bankruptcy Code.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions.

For purposes of this Agreement, the following terms have the meanings specified or referenced below.

“637 Registrations” has the meaning set forth in Section 7.9.

“Accounts Receivable” means, with respect to Central City, all accounts receivable, trade accounts and other rights to payment (including overdue accounts receivable) arising in connection with the sale of goods or the rendering of services by Central City (or a predecessor) and the full benefit of all security for such accounts receivable, trade accounts or rights to payment (including overdue accounts receivable), including any other miscellaneous accounts receivable of Central City (or a predecessor), and any claim, remedy or other right of Central City (or a predecessor) related to any of the foregoing.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Action” means any legal action, suit or arbitration, or any inquiry, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit or investigation, brought, conducted or heard by or before any court or other Governmental Authority.

“Affiliate” of any particular Person means any other Person or Persons controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract, or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph.

“Alcohol Fuel Permits” has the meaning set forth in Section 7.9.

“Allocation Arbiter” has the meaning set forth in Section 3.3.

“Allocation Schedule(s)” has the meaning set forth in Section 3.3.

“Assigned Contracts” means (i) the Contracts listed or described in Schedule 1.1(a) (as amended prior to the Closing in accordance with Section 2.3(b), or as otherwise amended by Buyer prior to the Closing to add Contracts relating primarily to the Business, in its sole discretion; provided, however, that the Cure Costs associated with any such Contracts added by Buyer to Schedule 1.1(a) after the Effective Date shall not be included for purposes of calculating the Cure Cost Limit in accordance with Section 2.3(b)) and (ii) any Contracts that arise in the ordinary course of business after the date hereof and are entered into in accordance with Section 7.2.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Avoidance Actions” means any and all claims for relief of Sellers under chapter 5 of the Bankruptcy Code.

“Bankruptcy Case” means the cases commenced by Sellers under chapter 11 of the Bankruptcy Code in the Bankruptcy Court, styled In re VeraSun Energy Corporation, et al., jointly administered under Case No. 08-12606 (BLS), and pending before the Bankruptcy Court.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bankruptcy Code” means Title 11 of the United States Code, Sections 101 et seq.

“Benefit Plan” has the meaning set forth in Section 5.11.

“Bill of Sale” means the bill of sale substantially in the form attached hereto as Exhibit A.

“Business” has the meaning set forth in the recitals.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized by law to close.

“Buyer” has the meaning set forth in the introductory paragraph.

“Capitalized Leases” means any unexpired capitalized leases for real property under which Central City is a lessee (or the equivalent).

“Central City” has the meaning set forth in the introductory paragraph.

“Closing” has the meaning set forth in Section 4.1.

“Closing Date” means the date and time as of which the Closing occurs as set forth in Section 4.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph.

“Contract” means any agreement, contract, obligation, promise, license, note, lease or undertaking (whether written or oral) that is legally binding.

“Copyrights” means all United States and foreign copyright rights in any original works of authorship, whether registered or unregistered, including all copyright registrations and applications.

“Credit Agreement” means that certain Master Loan Agreement (as amended, supplemented or otherwise modified prior to the date hereof), dated as of November 15, 2005, by and among Central City and the DIP Lender pursuant to which the DIP Lender made loans and other extensions of credit to Central City from time to time, which loans and other Loan Obligations (as defined in the Credit Agreement) were secured by first priority liens on, among other things, the assets of Central City.

“Credit Bid and Release” has the meaning set forth in Section 3.1(b).

“Cure Costs” means amounts that must be paid pursuant to Section 365(b)(1)(A) and (B) of the Bankruptcy Code, to cure all monetary defaults under the Assigned Contracts as set forth in the Sale Order.

“Cure Costs Limit” has the meaning set forth in Section 2.3(b).

“Deeds” means the deeds transferring title to the Owned Real Property to be delivered pursuant to Section 4.3(a).

“DIP Budget” shall have the meaning ascribed to it in the DIP Order, as amended from time to time, including through variance waivers by the DIP Lender.

“DIP Credit Agreement” means that certain Senior Secured Superpriority Debtor in Possession Credit Agreement (as amended, supplemented or otherwise modified prior to the date hereof), dated January 14, 2009, by and between Central City and the DIP Lender pursuant to which the DIP Lender made loans and other extensions of credit to Central City from time to time, which loans and other Postpetition Obligations (as defined in the DIP Credit Agreement) were secured in part by first priority liens on, among other things, the assets of Central City.

“DIP Order” means that certain Final Order (I) Authorizing Debtors to Use Cash Collateral and Obtain Secured Postpetition Financing from AgStar Financial Services, PCA, Pursuant to Sections 363 and 364 of the Bankruptcy Code, and (II) Providing Adequate Protection to Prepetition Lenders Pursuant to Sections 361, 363 and 364 of the Bankruptcy Code entered by the Bankruptcy Court on February 10, 2009 pursuant to which AgStar Financial Services, PCA provided post-petition financing to the Central City.

“DIP Lender” means AgStar Financial Services, PCA.

“Documents” means all books, records, files, invoices, Inventory records, product specifications, advertising materials, employment records, customer lists, cost and pricing information, supplier lists, business plans, catalogs, customer literature, quality control records and manuals, research and development files, records and laboratory books, plans, specifications, studies, surveys, maps, drawings, analysis, reports, training materials, ownership and operating manuals, credit records of customers, correspondence with Governmental Authorities and modeling, testing and monitoring data and reporting, notifications and plans relating to environmental health and safety matters (including, in each case, all data and other information stored on discs, tapes or other media).

“Effective Date” has the meaning set forth in the introductory paragraph.

“Encumbrance” means any charge, lien, claim, mortgage, lease, sublease, hypothecation, deed of trust, pledge, security interest, option, right of use or possession, right of first offer or first refusal, easement, servitude, restrictive covenant, encroachment, encumbrance, judgment, conditional sale or other similar restriction of any kind or nature.

“Environmental, Health and Safety Laws” has the meaning set forth in Section 5.5(a).

“Equipment” means all furniture, trade fixtures, equipment, computers, machinery, vehicles, apparatus, appliances, implements, signage, supplies and all other tangible personal property of every kind and description owned by Central City, including spare parts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.11.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Facility” means the dry mill ethanol plant located near Central City, Nebraska including the Owned Real Property on which such facility is located and all buildings, structures, improvements, easements and other property related thereto.

“Facility Employee” means any employee who is employed at the Facility immediately prior to the Closing.

“Filing” and “Filings” have the respective meanings set forth in the recitals.

“Final Order” means an action taken or order issued by the applicable Governmental Authority as to which no stay of the action or order is in effect.

“Finished Ethanol” means 190 proof ethanol, 200 proof ethanol and denatured ethanol.

“Governmental Authority” means any United States federal, state or local or any foreign government, governmental authority or regulatory or administrative authority or any court, tribunal or judicial body having jurisdiction.

“Governmental Authorization” means any approval, consent, license, permit, waiver or other authorization issued, granted or otherwise made available by or under the authority of any Governmental Authority.

“Hazardous Substance” means any “pollutant,” “contaminant,” “hazardous waste,” “hazardous material” or “hazardous substance” under any Environmental, Health and Safety Laws.

“House Marks” means the following Trademarks: (i) VERASUN; (ii) the VeraSun logo; and (iii) the slogan AMERICA’S SOURCE FOR RENEWABLE FUELS, as owned and used by the Sellers and their Affiliates.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the relevant rules and regulations thereunder.

“Intellectual Property” means, with respect to any Seller, all intellectual property and proprietary rights of any kind, including the following: (i) Trademarks; (ii) Patents; (iii) Copyrights; (iv) Trade Secrets; (v) computer software, computer programs, and databases (whether in source code, object code or other form); and (vi) all rights to sue for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing and all remedies at law or equity associated therewith.

“Inventory” means (i) all Finished Ethanol stored at the Facility; (ii) all Work in Progress; (iii) all Finished Ethanol produced at the Facility and in transit via truck or railcar; (iv) all corn stored at the Facility; (v) all corn stored at third-party facilities, but only to the extent such corn is exclusively for use at the Facility; (vi) all dry distillers grain and wet distillers grain located at the Facility; and (vii) all yeast, enzymes, chemicals and denaturant located at the Facility.

“Knowledge” means, with respect to any matter in question, in the case of each Seller, the actual knowledge of any of the individuals listed on Schedule 1.1(b) with respect to such matter, including facts of which such individuals should be aware in the reasonable prudent exercise of their duties and after due inquiry.

“Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“Liability” means any debt, losses, claim, damage, demand, fine, judgment, penalty, liability or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).

“Material Adverse Effect” means a material adverse change in or material adverse effect on the Acquired Assets or the Business (excluding the Excluded Assets and the Excluded Liabilities), in each case taken as a whole, but excluding (a) any change or effect to the extent that it results from or arises out of (i) the Filings; (ii) the execution and delivery of this Agreement or the announcement thereof or the pendency or consummation of the transactions contemplated hereby; (iii) geopolitical conditions or any outbreak or escalation of hostilities or acts of terrorism or war; (iv) any hurricane, tornado, flood, earthquake or other natural disaster; (v) changes in (or proposals to change) Legal Requirements or accounting regulations or principles; (vi) any action contemplated by this Agreement or taken at the request of Buyer; (vii) changes in prices or costs of commodities or supplies; (viii) failure of any Seller to meet any internal or published projections, forecasts, estimates or predictions in respect of financial or operating metrics; or (ix) any motion, application, pleading or Order filed under or in connection with the Bankruptcy Case; and (b) any change or effect generally applicable to (i) the industries and markets in which any Seller operates or (ii) economic or political conditions or the securities or financial markets in any country or region, provided, however, that in the case of clauses (b)(i) and (b)(ii), only to the extent such change or effect does not affect the Business or Acquired Assets, taken as a whole, in a disproportionate manner relative to the other participants in the industries and markets in which the Business operates.

“Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by any Governmental Authority.

“Owned Real Property” has the meaning set forth in Section 5.4(a).

“Party” or “Parties” means, individually or collectively, Buyer, the Company, US Bio and Central City.

“Patents” means United States and foreign patents and patent applications, as well as any continuations, continuations-in-part, divisions, extensions, reexaminations, reissues, renewals and patent disclosures related thereto.

“Periodic Taxes” has the meaning set forth in Section 8.1(b).

“Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances and Orders.

“Permitted Encumbrances” means: (i) easements, leases, reservations, or other rights of others in, or minor defects and irregularities in title that do not materially impair the use of, the encumbered property or assets for the purposes for which they are held; (ii) any Encumbrance or privilege vested in any lessor, licensor or permittor for rent or other obligations solely related to the period after the Closing; (iii) licenses of or other grants of rights to use Intellectual Property entered into in the ordinary course of business that do not materially impair the conduct of the Business; (iv) Encumbrances, title exceptions or other imperfections of title caused by or resulting from the acts of Buyer or any of its Affiliates, employees, officers, directors, agents, contractors, invitees or licensees; (v) liens for Taxes not yet due and payable; and (vi) Encumbrances set forth on Schedule 1.1(c).

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, estate, trust, association, organization or other entity or Governmental Authority.

“Petition Date” has the meaning set forth in the recitals.

“Phase-Out Period” has the meaning set forth in Section 2.7.

“Pre-Paid Expenses” means all deposits and prepaid charges and expenses of Central City as of the Closing Date to the extent primarily related to the Business, including (i) security deposits with third party suppliers, vendors or service providers, ad valorem taxes and lease and rental payments (other than in connection with any Excluded Assets), (ii) rebates, (iii) refunds, (iv) tenant reimbursements and (v) pre-payments, and in each case, the rights thereto.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Professional” means any Person retained by Sellers or a statutory committee of unsecured creditors in the Bankruptcy Case pursuant to an Order of the Bankruptcy Court under Sections 327, 363 and 1103 of the Bankruptcy Code.

“Professional Fees” means fees and disbursements of Professionals relating to services rendered or expenses incurred after the Petition Date.

“Purchase Price” has the meaning set forth in Section 3.1.

“Real Property” means the Owned Real Property.

“Release” means any past or present spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the environment.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Sale Order” means an Order of the Bankruptcy Court approving this Agreement and the transactions contemplated hereby.

“Sellers” has the meaning set forth in the introductory paragraph.

“Subsidiary” means any entity with respect to which a specified Person (or a Subsidiary thereof) has the power, through the ownership of securities or otherwise, to elect a majority of the directors or similar managing body.

“Successful Bidder” has the meaning set forth in the Bidding Procedures.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means (i) any federal, state, provincial, local, foreign or other income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty, levy or other governmental charge or assessment or deficiency thereof (including all interest and penalties thereon and additions thereto whether disputed or not) and (ii) any transferee or successor liability (by law, contract or otherwise) in respect of any items described in clause (i) above.

“Tax Refunds” has the meaning set forth in Section 2.1(a)(x).

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Trademarks” means United States, state and foreign trademarks, service marks, logos, slogans, trade dress and trade names, Internet domain names and any other similar designations of source of goods or services, whether registered or unregistered, and registrations and pending applications to register the foregoing, and all goodwill related to or symbolized by the foregoing.

“Trade Secrets” means trade secrets and other confidential and proprietary business information (including confidential and proprietary manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information), know how, proprietary processes, formulae, algorithms, models, and methodologies.

“Transaction Documents” means this Agreement and any other agreements, instruments or documents entered into pursuant to this Agreement.

“Transfer” has the meaning set forth in Section 2.9.

“Transfer Taxes” has the meaning set forth in Section 8.1(a).

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department pursuant to the Code.

“Trustee Fees” means the fees payable by Sellers to the United States Trustee pursuant to 28 U.S.C. § 1930.

“US Bio” has the meaning set forth in the introductory paragraph.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, any similar Legal Requirement, and the rules and regulations thereunder.

“Work in Progress” means all unfinished ethanol (or ethanol components) still involved in the production process (i.e., not Finished Ethanol) and located in fermentation devices, distillation devices, piping or elsewhere within the Facility, as well as all grains and grain products still involved in the production process (i.e., not yet ready to be marketed as dry, modified or wet distillers grains), located anywhere and used in the Business.

1.2 Other Definitions and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a day other than a Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to $ means U.S. dollars.

(iii) Exhibits/Schedules. All Exhibits and Schedules attached or annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender includes all genders, and words imparting the singular number only include the plural and vice versa.

(v) Headings. The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Agreement. All references in this Agreement to any “Section” or “Article” are to the corresponding Section or Article of this Agreement unless otherwise specified.

(vi) Herein. Words such as “herein,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation,” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b) No Strict Construction. Buyer, on the one hand, and Sellers, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by Buyer, on the one hand, and Sellers, on the other hand, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any Person with respect to this Agreement.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Sellers shall sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer, and Buyer shall purchase, free and clear of all Encumbrances (other than Permitted Encumbrances), all right, title and interest of Sellers in, to or under the following (collectively, the “Acquired Assets”):

(a) all of the properties and assets of Sellers (other than the Excluded Assets) of every kind and description, wherever located, real, personal or mixed, tangible or intangible, to the extent owned, leased, licensed, used or held for use primarily in or relating primarily to the Business, as the same shall exist on the Closing Date, including all right, title and interest of Sellers in, to or under:

(i) Inventory;

(ii) Equipment;

(iii) the Assigned Contracts;

(iv) the Owned Real Property;

(v) all Permits held by, or otherwise used by, Central City and pending applications therefor;

(vi) the Pre-Paid Expenses;

(vii) all goodwill associated with the Business;

(viii) all Accounts Receivable;

(ix) all cash and cash equivalents of Central City, including checks, commercial paper, treasury bills, certificates of deposit and other bank deposits;

(x) any claim, right or interest of Central City in or to any refund, rebate, abatement or other recovery for Taxes not already received or utilized (collectively, “Tax Refunds”) payable to Central City, together with any interest due thereon or penalty rebate arising therefrom, for any Tax period (or portion thereof) ending on or before the Closing Date; provided, that Buyer shall at its own cost be responsible for obtaining, and Central City shall cooperate in good faith in obtaining, all such Tax Refunds;

(xi) all rights, claims, credits, causes of action or rights of set off against Persons other than Central City relating to the Acquired Assets or the Business (including, for the avoidance of doubt, those arising under, or otherwise relating, to the Assigned Contracts) or Assumed Liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities, guaranties other than (A) Avoidance Actions and (B) other avoidance claims and causes of action under applicable state law;

(xii) any counterclaims, setoffs or defenses that Sellers may have with respect to any Assumed Liabilities;

(xiii) to the extent assignable, any bonds, obligations or other instruments of indebtedness owed to Central City;

(xiv) to the extent assignable or transferable in accordance with the terms and conditions of the applicable insurance policies, applicable law or the Sale Order, (A) all of Central City’s insurance policies and rights and benefits thereunder (including, without limitation, (1) all rights pursuant to and proceeds from such insurance policies, including unearned premiums, and (2) all claims, demands, proceedings and causes of action asserted by Central City under such insurance policies relating directly to any Acquired Asset or Assumed Liability) and (B) any letters of credit related thereto;

(xv) to the extent reasonably practicable, all telephone, telex and telephone facsimile numbers and other directory listings relating exclusively to the Facility; and

(xvi) all other or additional privileges, rights and interests associated with the Acquired Assets described in this Section 2.1(a) of every kind and description and wherever located to the extent that they are used or intended for use primarily in connection with the Business as presently being operated.

(b) to the extent available and permitted by applicable Legal Requirements, all Documents that relate primarily to any of the Acquired Assets specified in Section 2.1(a) or the Business, provided that Sellers may retain one copies of such Documents.

2.2 Excluded Assets. The Acquired Assets shall not include any of the following (collectively, the “Excluded Assets”):

(a) the Purchase Price delivered to Sellers pursuant to this Agreement;

(b) all Intellectual Property of Sellers (other than any Intellectual Property rights granted to, or obtained by, Sellers pursuant to any Assigned Contract);

(c) all Capitalized Leases;

(d) any shares of capital stock or other equity interest of any Seller or any Seller’s Subsidiaries or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interest of any Seller or any Seller’s Subsidiaries;

(e) all cash and cash equivalents of the Company and US Bio, including checks, commercial paper, treasury bills, certificates of deposit and other bank deposits

(f) all minute books, stock ledgers, corporate seals and stock certificates of Sellers;

(g) any Contract that is not an Assigned Contract;

(h) all Permits and pending applications therefor other than those specified in Section 2.1(a)(v);

(i) any Avoidance Actions;

(j) the membership units of Big River Resources Grinnel, LLC, an Iowa limited liability company, owned by US Bio;

(k) any claim, right or interest of the Company or US Bio in or to any refund, rebate, abatement or other recovery for Taxes payable to the Company or US Bio, together with any interest due thereon or penalty rebate arising therefrom, for any Tax period (or portion thereof) ending on or before the Closing Date;

(l) the Executive Liability and Entity Securities Liability Policy issued by Federal Insurance Company (Chubb) to the Company, Policy Number 6804-6508 and the Excess Executive Liability Policies issued by St. Paul Mercury Insurance Company (Travelers), Policy Number EC06900746; National Union Fire Insurance Company of Pittsburgh, Pa. (AIG), Policy Number 00-600-06-79; Underwriters at Lloyd’s, London, Policy Number B066465107A08; and, Old Republic Insurance Company, Policy Number CUG 32421 to the Company, including any and all claims, demands, proceedings and causes of action asserted by Sellers under such insurance policies;

(m) any properties or assets of Sellers not related primarily to, used primarily in or held for use primarily in the Business; and

(n) any rights, claims or causes of action of Sellers under this Agreement or any other Transaction Document.

2.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer shall assume and agree to discharge, when due (in accordance with their respective terms and subject to the respective conditions thereof), only the following Liabilities (collectively, the “Assumed Liabilities”) and no others:

(a) all Liabilities under the Assigned Contracts relating to events or circumstances first arising and accruing after the Closing Date, other than those described in Section 2.3(b);

(b) all Cure Costs; provided, however, that in the event the Parties determine after the Effective Date and prior to the Closing that the Cure Costs of the Assigned Contracts set forth on Schedule 1.1(a) on the Effective Date exceed $425,000 in the aggregate (the “Cure Costs Limit”), Buyer may amend Schedule 1.1(a) to remove one or more Contracts listed thereon in order to reduce Buyer’s aggregate Liability under this Section 2.3(b) by an amount such that the Cure Costs of the Contracts on Schedule 1.1(a), as amended, are as close to as reasonably practicable, but not in excess of, the Cure Cost Limit;

(c) Sellers’ Liability for Taxes to the extent provided in Section 8.1;

(d) (i) Central City’s Liability for accrued, but unpaid Professional Fees and Trustee Fees through the Closing Date, in each case only to the extent that such Professional Fees or Trustee Fees are set forth in the DIP Budget, plus, to the extent the amount exceeds the amount budgeted therefore in the DIP Budget, Central City’s Allocable Share (as defined in the DIP Order) of such excess Professional Fees and Trustee Fees up to the amount of the Carve-Out (as defined in the DIP Order), and (ii) the amount of accrued and unpaid administrative expenses, other than the Professional Fees and Trustee Fees described in clause (i), set forth in the DIP Budget through and including the Closing Date; and

(e) Sellers’ Liability for mechanics liens on the Facility with priority over the DIP Lender under the DIP Credit Agreement and the lenders under the Credit Agreement.

2.4 Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, Buyer shall not assume and shall not be obligated to assume or be obliged to pay, perform or otherwise discharge any Liability of Sellers, and Sellers shall be solely and exclusively liable with respect to all Liabilities of Sellers, other than the Assumed Liabilities (such Liabilities other than Assumed Liabilities, collectively, the “Excluded Liabilities”), including the following Liabilities:

(a) all Liabilities of Sellers relating to or otherwise arising, whether before, on or after the Closing, out of, or in connection with the Excluded Assets;

(b) other than the Liabilities described in Section 2.3(b) and except to the extent that the Liabilities are assumed pursuant to Section 2.3(d), all Liabilities under each Assigned Contract to the extent based on facts and circumstances arising or accruing on or prior to the Closing Date;

(c) except to the extent that the Liabilities are assumed pursuant to Section 2.3(d), any and all Liabilities relating to any environmental, health or safety matter (including any Liability or obligation under any Environmental Law), arising out of or relating to Sellers’ operation of the Business or its leasing, ownership or operation of real property on or prior to the Closing Date no matter when raised;

(d) all Liabilities relating to noncompliance with Permits, Governmental Authorizations, Environmental Health and Safety Laws, and other Legal Requirements that occurred on or before the Closing;

(e) except to the extent that the Liabilities are assumed pursuant to Section 2.3(d), any indebtedness for borrowed money of any Seller and all guarantees of third party obligations by any Seller and reimbursement obligations to guarantors of any Seller’s obligations under letters of credit;

(f) except to the extent that the Liabilities are assumed pursuant to Section 2.3(c) or Section 2.3(d), all Taxes imposed (i) on the Business or the Acquired Assets that are properly attributable to any tax period (or portion thereof) ending on or before the Closing Date, and (ii) on Sellers regardless of whether attributable to a taxable period ending prior to, on or after the Closing Date ;

(g) except to the extent that the Liabilities are assumed pursuant to Section 2.3(d), all Liabilities of any Seller to any former or current employee (including any Facility Employee), including (i) for salary, wages, commissions, bonus, severance, vacation pay, holiday pay and any other employee payroll obligations (including accrued payroll Taxes); arising out of acts or omissions with respect to any Benefit Plan, employee practices or programs, including employee claims of wrongful discharge or discrimination, (ii) severance liabilities, (iii) obligations of any Seller under employment contracts, (iv) any change of control amounts payable to any employees as a result of the transactions contemplated by this Agreement and (v) all Liabilities that may arise under the WARN Act as a result of the transactions contemplated in this Agreement, including all such Liabilities to any employee employed by Sellers at the Facility immediately prior to the Closing;

(h) except to the extent that the Liabilities are assumed pursuant to Section 2.3(d), drafts or checks outstanding at the Closing;

(i) except to the extent that the Liabilities are assumed pursuant to Section 2.3(d), obligations under any futures contracts, options on futures, swap agreements or forward sale agreements entered into by any Seller; and

(j) except to the extent that the Liabilities are assumed pursuant to Section 2.3, any other Liabilities arising out of or in connection with events occurring prior to the Closing Date, regardless of when raised.

2.5 Assignments; Cure Costs.

(a) Sellers shall transfer and assign all Assigned Contracts to Buyer, and Buyer shall assume all Assigned Contracts from Sellers, as of the Closing Date pursuant to Section 365 of the Bankruptcy Code and the Sale Order. In connection with such assumption and assignment, Buyer shall pay and discharge all Cure Costs.

(b) To the maximum extent permitted by the Bankruptcy Code, the Acquired Assets shall be assumed by and assigned to Buyer pursuant to Section 365 of the Bankruptcy Code as of the Closing Date or such other date as specified in an Order or this Agreement, as applicable.

Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any asset or any right thereunder if an attempted assignment without the consent of a third party, which consent has not been obtained prior to the Closing (after giving effect to the Sale Order and the Bankruptcy Code), would constitute a breach or in any way adversely affect the rights of Buyer or Sellers thereunder. If with respect to any Acquired Asset such consent is not obtained or such assignment is not attainable pursuant to Sections 105, 363 or 365 of the Bankruptcy Code other than as a result of the failure to pay Cure Costs that are not Assumed Liabilities, then such Acquired Asset shall not be transferred hereunder and the Closing shall proceed with respect to the remaining Acquired Assets without any reduction in the Purchase Price. In the case of licenses, certificates, approvals, authorizations, Permits and pending applications therefor, Contracts and other commitments included in the Acquired Assets (i) that cannot be transferred or assigned effectively without the consent of third parties, which consent has not been obtained prior to the Closing (after giving effect to the Sale Order and the Bankruptcy Code), Sellers shall, at Buyer’s sole expense and subject to any approval of the Bankruptcy Court that may be required, reasonably cooperate with Buyer in endeavoring to obtain such consent and, if any such consent is not obtained, Sellers shall, following the Closing, at Buyer’s sole expense and subject to any approval of the Bankruptcy Court that may be required, cooperate with Buyer in all reasonable respects to provide to Buyer the benefits thereof in some other manner, or (ii) that are otherwise not transferable or assignable (after giving effect to the Sale Order and the Bankruptcy Code), Sellers shall, following the Closing, at Buyer’s sole expense and subject to any approval of the Bankruptcy Court that may be required, reasonably cooperate with Buyer to provide to Buyer the benefits thereof in some other manner (including the exercise of the rights of Sellers thereunder); provided that nothing in this Section 2.5(b) shall (x) require Sellers to make any expenditure or incur any obligation on their own or on behalf of Buyer or (y) prohibit any Seller from ceasing operations or winding up its affairs following the Closing.

2.6 Covenant Not to Sue. The Parties acknowledge that certain Trade Secrets owned by Sellers exist in the Facility or in the knowledge of the individuals employed at the Facility as of the Closing Date. Sellers shall not challenge Buyer’s or its Affiliates’ use of such Trade Secrets for any purpose. Buyer acknowledges that Sellers may use or permit others to use such Trade Secrets for any purpose, and Buyer shall not challenge such use.

2.7 Trademark Phase-Out License. Sellers hereby grant to Buyer, effective as of the Closing Date, a non-exclusive, royalty free license to use the House Marks for a period of one (1) year after the Closing Date (the “Phase-Out Period”) solely for phase-out purposes in connection with the Acquired Assets. Buyer shall not hold itself out as having any affiliation with Sellers or any of their Affiliates. By no later than the end of the Phase-Out Period, Buyer shall cease to make any use of any House Marks and any Trademarks related thereto or containing or comprising the foregoing, including any Trademarks confusingly similar thereto or dilutive thereof. In furtherance thereof, as soon as practicable but in no event later than the end of the Phase-Out Period, Buyer shall remove, strike over, or otherwise obliterate all House Marks from all Acquired Assets, including any displays, signs, Real Property, vehicles, business cards, schedules, stationery, packaging materials, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. Any use by Buyer or its Affiliates of any of the House Marks as permitted in this Section 2.7 is subject to their use of the House Marks in a form and manner, and with standards of quality, of that in effect for the House Marks as of the Closing Date. Buyer and its Affiliates shall not use the House Marks in a manner that may reflect negatively on such marks or on Sellers or their Affiliates. Buyer and its Affiliates shall indemnify and hold harmless Sellers and any of their Affiliates for any claims arising from or relating to the use by Buyer or any of its Affiliates of the House Marks pursuant to this Section 2.7.

2.8 Further Assurances. In furtherance and not in limitation to the rights and obligations set forth in Section 7.3, at the Closing, and at all times thereafter as may be necessary, Sellers shall execute and deliver to Buyer such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Buyer good and indefeasible title to the Acquired Assets free and clear of all Encumbrances other than Permitted Encumbrances and to comply with the purposes and intent of this Agreement and such other instruments as shall be reasonably necessary or appropriate to evidence the assignment by Sellers and assumption by Buyer of the Assigned Contracts and to effectuate the transfer of the Permits and pending applications specified in Section 2.1(a)(v), and each of the Sellers, on the one hand, and Buyer, on the other hand, shall use its reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement; provided that nothing in this Section 2.8 shall prohibit any Seller from ceasing operations or winding up its affairs following the Closing.

2.9 Permits. Sellers have agreed, subject to the terms and conditions of this Agreement and to the extent permitted by any applicable Legal Requirement, to assign, convey, transfer, deliver and grant the right to use (“Transfer”) to Buyer the Permits and pending applications specified in Section 2.1(a)(v). Buyer, on the one hand, and Sellers, on the other hand, shall take all appropriate actions reasonably necessary to provide or submit any notifications, forms, requests, applications or other reasonably necessary documents in order to notify, or obtain any consents, approvals or waivers from, any applicable Governmental Authorities or other Person, necessary to facilitate the Transfer of, or, if not able to be Transferred, re-issuance of, any of the Permits and pending applications specified in Section 2.1(a)(v). As soon as reasonably practical after the Closing, Buyer shall prepare and file such documents, and Sellers shall, if and to the extent reasonably necessary and where appropriate, execute or otherwise grant consent for such documents. Without limiting the foregoing, as required by the Environmental, Health and Safety Laws or reasonably requested by Buyer after the Closing, Sellers shall fully cooperate with Buyer to allow Buyer to Transfer each of the Permits and pending applications specified in Section 2.1(a)(v). Sellers shall promptly provide Buyer with all information or written documents reasonably necessary to assist in the Transfer. In the event that any Permit or pending application specified in Section 2.1(a)(v) is not able to be Transferred, and Buyer needs such Permit in order to conduct or operate the Business, Buyer shall use its commercially reasonable efforts and make every good faith attempt (and Sellers shall cooperate with Buyer) to obtain an equivalent Permit, and Sellers shall provide any consent reasonably necessary to authorize the use by Buyer of such Permit. Buyer agrees to indemnify, defend and hold Sellers harmless from any and all Liabilities arising out of any third-party claims resulting from Buyer’s use of any Permits in accordance with the preceding sentence of this Section 2.9. The Parties acknowledge and agree that that nothing in this Section 2.9 shall (x) require Sellers to make any expenditure or incur any obligation on their own or on behalf of Buyer or (y) prohibit any Seller from ceasing operations or winding up its affairs following the Closing.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price. The purchase price (the “Purchase Price”) for the purchase, sale, assignment and conveyance of Sellers’ right, title and interest in, to and under the Acquired Assets shall consist of:

(a) the assumption of the Assumed Liabilities; and

(b) the release of Sellers and any guarantors (and their respective successors and assigns) under the DIP Credit Agreement and Credit Agreement, respectively, of any and all Liabilities arising under, or otherwise relating to the DIP Credit Agreement and the Credit Agreement

in an amount equal to $63,000,000 (collectively, the “Credit Bid and Release”), which shall be apportioned between a portion of the debt outstanding under the DIP Credit Agreement and the Credit Agreement in an amount designated by Buyer prior to the Closing;

provided that the Credit Bid and Release shall be reduced dollar-for-dollar to the extent that Buyer assumes any portion of the indebtedness outstanding under the Credit Agreement.

3.2 Discharge of Assumed Liabilities After Closing. Buyer shall pay, perform or satisfy the Assumed Liabilities from time to time and as such Assumed Liabilities become due and payable or are required to be performed or satisfied in accordance with their respective terms.

3.3 Allocation of Purchase Price. Within seventy-five (75) days after the Closing, Buyer shall deliver to Sellers for Sellers’ review and approval allocation schedule(s) (the “Allocation Schedule(s)”) allocating the Purchase Price, including the Assumed Liabilities that are liabilities for federal income Tax purposes, among the Acquired Assets. The Allocation Schedule(s) shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the regulations thereunder. The approval of the Allocation Schedule(s) by Sellers shall not be unreasonably withheld, and in the event that Sellers shall have objections to all or any portion of the Allocation Schedule(s) then, on or before the twentieth (20th) Business Day following their receipt of the Allocation Schedule(s) from Buyer as herein provided, Sellers shall deliver to Buyer a written objection to such Allocation Schedule(s), which written objection shall set forth in reasonable detail the basis for the objections of Sellers thereto. In the event that Sellers shall deliver to Buyer a written objection to the Allocation Schedule(s) in accordance with this Section 3.3, Sellers and Buyer shall thereafter work in good faith to resolve any and all objections set forth therein and, upon such resolution. If Sellers and Buyer are unable to resolve any material differences with regard to the allocation of the Purchase Price within fifteen (15) Business Days after Sellers’ delivery of such written objection, then any disputed matters will be finally and conclusively determined by an independent certified public accounting firm or independent certified appraisal firm (the “Allocation Arbiter”) mutually agreed upon by Buyer and Sellers (such agreement not be unreasonably withheld or delayed by Buyer or Sellers). Buyer and Sellers shall instruct the Allocation Arbiter to promptly, but not later than thirty (30) days after its acceptance of appointment, determine (based solely upon representations of Buyer and Sellers and not by independent review) only those matters in dispute and render a written report as to the disputed matters and the resulting allocation. Such a determination by the Allocation Arbiter shall, absent manifest error, be conclusive and binding on the Parties. The Allocation Arbiter’s fees and expenses shall be borne equally by Buyer, on the one hand, and Sellers, on the other hand. Buyer and Sellers will each file IRS Forms 8594, and all Tax Returns, in accordance with the Allocation Schedule(s) that are established pursuant to the terms of this Section 3.3. Sellers, on the one hand, and Buyer, on the other hand, each agrees to provide the other promptly with any other information required to complete IRS Forms 8594. Neither Buyer nor any Seller shall take any Tax position inconsistent with such Allocation Schedule(s) and neither Buyer nor any Seller shall agree to any proposed adjustment based upon or arising out of Allocation Schedule(s) by any Governmental Authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Buyer or any Seller from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation Schedule(s), and neither Buyer nor any Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of such Allocation Schedule(s).

ARTICLE 4

CLOSING

4.1 Closing Date. Upon the terms and subject to the conditions hereof, the closing of the sale of the Acquired Assets and the assumption of the Assumed Liabilities contemplated hereby (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 333 West Wacker Drive, Chicago, Illinois no later than the third (3rd) Business Day following the date on which the conditions set forth in Article 9 and Article 10 have been satisfied or (if permissible) waived (other than the conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or (if permissible) waiver of such conditions), or at such other place or time as Buyer and Seller may mutually agree. The date and time at which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

4.2 Buyer’s Deliveries. At the Closing, Buyer shall deliver to Sellers:

(a) the Purchase Price, in the form of the Credit Bid and Release (including documentation reasonably acceptable to Sellers evidencing reduction of indebtedness in the amount of such Credit Bid and Release);

(b) the Bill of Sale, duly executed by Buyer;

(c) executed counterparts of one or more contract assignment and assumption agreements with respect to each of the Assigned Contracts, in substantially the form attached hereto as Exhibit B, assigning to Buyer all of Sellers’ right, title and interest in and to such Assigned Contracts;

(d) each other Transaction Document to which Buyer is a party, duly executed by Buyer;

(e) the certificates of Buyer to be received by Sellers pursuant to Sections 10.1 and 10.3;

(f) a copy of Buyer’s certificate of formation, certified as of a recent date by the Secretary of State of the State of Delaware;

(g) a certificate of good standing of Buyer issued as of a recent date by the Secretary of State of the State of Delaware;

(h) a certificate of any authorized manager or member (if Buyer is a member managed limited liability company) of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Sellers, as to (A) there having been no amendments to the certificate of formation of Buyer since the date of the certified certificate of formation delivered pursuant to Section 4.2(f); (B) Buyer’s authorization to execute and perform its obligations under the Transaction Documents to which Buyer is a party; and (C) incumbency and signatures of the managers or members executing the Transaction Documents; and

(i) such other assignments and other good and sufficient instruments of assumption and transfer, in form reasonably satisfactory to Sellers, as Sellers may reasonably request to transfer and assign the Assumed Liabilities to Buyer.

4.3 Sellers’ Deliveries. At the Closing, Sellers shall deliver to Buyer:

(a) the Bill of Sale, the Deeds and each other Transaction Document to which any Seller is a party, duly executed by the applicable Seller;

(b) executed counterparts of the contract assignment and assumption agreement(s) referenced in Section 4.2(c);

(c) with respect to the Owned Real Property, any existing surveys, legal descriptions and title policies that are in the possession of Sellers;

(d) a certified copy of the Sale Order;

(e) the certificates of Sellers to be received by Buyer pursuant to Sections 9.1 and 9.2;

(f) certificates executed by each Seller, in the form prescribed under Treasury Regulation Section 1.1445-2(b), that such Seller is not a foreign person within the meaning of Section 1445(f)(3) of the Code; and

(g) such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Buyer, as Buyer may reasonably request to vest in Buyer all the right, title and interest of Sellers in, to or under any or all the Acquired Assets.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Buyer as follows, except as disclosed in the schedules attached hereto:

5.1 Organization and Good Standing. Each Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Seller has the requisite corporate or limited liability company power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted. Sellers are duly qualified or licensed to do business and are in good standing in each jurisdiction where the character of the business or the nature of their properties makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have a Material Adverse Effect.

5.2 Authority; Validity; Consents. Each Seller has, subject to requisite Bankruptcy Court approval, the requisite corporate or limited liability company power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which such Seller is a party and to consummate the transactions contemplated hereby and thereby, and, subject to requisite Bankruptcy Court approval, the execution, delivery and performance of this Agreement and such other Transaction Documents by such Seller and the consummation by such Seller of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate or limited liability company action. This Agreement has been duly and validly executed and delivered by each Seller and each other Transaction Document required to be executed and delivered by such Seller at the Closing will be duly and validly executed and delivered by such Seller at the Closing. Subject to requisite Bankruptcy Court approval, this Agreement and the other Transaction Documents constitute, with respect to each Seller, the legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity. Subject to requisite Bankruptcy Court approval, except (a) as required to comply with the HSR Act, (b) for entry of the Sale Order and (c) for notices, filings and consents required in connection with the Bankruptcy Case, Sellers are not required to give any notice to, make any filing with or obtain any consent from any Person (including any Governmental Authority) in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation or performance of any of the transactions contemplated hereby and thereby, except for such notices, filings and consents, the failure of which to provide, make or obtain, would not, individually or in the aggregate, have a material effect on the Sellers’ ability to operate the Business in the ordinary course.

5.3 No Conflict. When the consents and other actions described in Section 5.2 have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not result in the breach of any of the terms and provisions of, or constitute a default under, or conflict with, or cause any acceleration of any material obligation of Sellers under (a) any Order or (b) any Legal Requirement, except as would not, individually or in the aggregate, have a material effect on the Sellers’ ability to operate the Business in the ordinary course.

5.4 Real Property.

(a) Schedule 5.4(a)-1 lists, as of the Effective Date, all real property which is owned by Central City (collectively, the “Owned Real Property”). No Seller, with respect to the Business, is a lessor or lessee of any real property.

(b) Except as set forth on Schedule 5.4, Sellers have not received written notice of, and, to Sellers’ Knowledge, there is no threatened (i) condemnation, eminent domain, expropriation or similar Proceeding affecting the Real Property, (ii) Proceeding to change the zoning classification of any portion of the Real Property or (iii) imposition of any special assessments for public betterments affecting the Real Property, which in the case of each of clauses (i), (ii) and (iii) would have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as set forth on Schedule 5.4, the Real Property used by Sellers, and the present uses of the Real Property by Sellers, are in compliance with, and not in default under or in violation of, any building, zoning, land use, public health, public safety, sewage, water, sanitation or other comparable Legal Requirement, except for such instances of noncompliance, default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

5.5 Environmental and Health and Safety Matters. Except as set forth on Schedule 5.5, or as would not, individually or in the aggregate, give rise to or materially increase an Assumed Liability:

(a) the current operations of the Business comply with, and are not subject to any Order that is not generally applicable to Persons engaged in a business similar to the Business with respect to, any Legal Requirements concerning environmental, health or safety matters (“Environmental, Health and Safety Laws”), and no Seller has received notice, either written or to Sellers’ Knowledge otherwise, alleging that the activities of the Business are in violation of any Environmental Health and Safety Laws;

(b) to Sellers’ Knowledge, there has been no Release of any Hazardous Substances that requires reporting under applicable Environmental, Health and Safety Laws at, on or under any of the Real Property, and none of such properties has been used by any Person as a landfill or storage, treatment or disposal site for any type of Hazardous Substance or non-hazardous solid wastes as defined under the Resource Conservation and Recovery Act of 1976, as amended;

(c) Central City has obtained all Permits needed for the ownership of the Acquired Assets and operation of the Business as currently operated under applicable Environmental, Health and Safety Laws and Central City is in compliance with all material conditions of such Permits, the Permits have not expired, and Central City has timely applied to renew all such Permits. There is no Proceeding pending or, to Sellers’ Knowledge, threatened that would reasonably be expected to result in the termination, revocation, suspension or restriction of, or the loss of any benefit to which Central City would obtain from, any Permit needed for the ownership of the Acquired Assets and operation of the Business as currently operated under applicable Environmental, Health and Safety Laws or the imposition of any fine, penalty or other sanctions for violation of any applicable law relating to such Permit; and

(d) Sellers have made available or provided Buyer with copies of all material documents, records and information in Sellers’ possession concerning the condition of the environment at any of the Real Property, whether generated by Sellers or others, including environmental audits and environmental site assessments.

5.6 Title to Acquired Assets; Sufficiency of Assets.

(a) Immediately prior to Closing, Sellers will have, and, upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated by Section 4.3, and subject to the terms of the Sale Order and Section 2.5, Sellers will thereby transfer to Buyer, good title to, or, in the case of property leased or licensed by Sellers, a valid leasehold or licensed interest in, all of the Acquired Assets, free and clear of all Encumbrances, except (a) as set forth on Schedule 5.6(a), (b) for the Assumed Liabilities and (c) for Permitted Encumbrances.

(b) Except as set forth on Schedule 5.6(b), to Sellers’ Knowledge, the Acquired Assets, together with Sellers’ agreements under this Agreement and the other Transaction Documents, will, as of the Closing Date, constitute all of the material assets and rights necessary for Buyer to conduct the Business substantially as it is currently conducted by Sellers.

5.7 Taxes. Except as set forth on Schedule 5.7, Central City has timely filed all material Tax Returns required to be filed with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed (taking into account any extension of time to file granted, or to be obtained on behalf of, Central City) and all such Tax Returns are accurate and complete in all material respects. Except as set forth on Schedule 5.7, Central City has timely paid all material Taxes due and payable, there are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the Acquired Assets, and all material Taxes that Central City has been required to collect or withhold have been duly collected or withheld and, to the extent required by law, have been timely paid to the proper Governmental Authority. Except as set forth on Schedule 5.7, Sellers have not made an election to treat any Acquired Assets as owned by another Person or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code or under any comparable provision of state or local law. Except as set forth on Schedule 5.7, (a) no examination of any such Tax Return of Central City are currently in progress by any Governmental Authority and there are no Proceedings scheduled or in progress with respect to Taxes of Central City; (b) no material adjustment or deficiency has been proposed in writing or assessed with respect to any such Tax Returns or Taxes of Central City for the last five (5) fiscal years by any Governmental Authority; and (c) no material claim has been made in writing within the last five (5) years by any Governmental Authority in a jurisdiction where Central City does not file Tax Returns to the effect that such filings may be required with respect to all or any portion of the Acquired Assets by that jurisdiction.

5.8 Legal Proceedings. Except for the Bankruptcy Case and as set forth on Schedule 5.8, as of the Effective Date, there is no material Proceeding, Action or Order pending, outstanding or, to Sellers’ Knowledge, threatened against Central City or the Acquired Assets, that seeks to restrain or prohibit or otherwise challenge the consummation, legality or validity of the transactions contemplated hereby, or which could give rise to or materially increase an Assumed Liability.

5.9 Compliance with Legal Requirements; Permits. Except as set forth in Schedule 5.9 and except as would not, individually or in the aggregate, have a Material Adverse Effect, Central City is not in violation of any Legal Requirement applicable to the operation of the Business and holds all Permits required for Sellers to conduct the Business as it is currently conducted. Other than the Permits described in Section 2.1(a)(v), the 637 Registrations and the Alcohol Fuel Permits, no other material Permits are required for the ownership of the Acquired Assets or the operation of the Business as it is currently conducted. Notwithstanding the foregoing, this Section 5.9 shall not apply to employment matters, employee benefits matters, Intellectual Property, Taxes or environmental and health and safety matters, which are the subject exclusively of the representations and warranties in Section 5.10, Section 5.11, Section 5.12, Section 5.7 and Section 5.5, respectively.

5.10 Employment Matters.

(a) There are no collective bargaining agreements to which Central City is a party relating to any Facility Employee. There is no pending or, to Sellers’ Knowledge, threatened, strike, slowdown, picketing, work stoppage, and there is no pending application for certification of a collective bargaining agent involving Sellers and any Facility Employee.

(b) There are no Persons employed by Central City or any of its Affiliates (whether full-time or part-time) as of the Effective Date who primarily work at the Facility other than the Facility Employees. Schedule 5.10(b) is a complete list of all Facility Employees as of the Effective Date, specifying their position, status and date of hire. None of the Facility Employees is subject to any sort of employment agreement, whether written or oral.

5.11 Employee Benefits. Schedule 5.11 sets forth a true and complete list of each material (a) deferred compensation plan, (b) incentive compensation plan, (c) equity compensation plan, (d) “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA), (e) “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA) (f) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, (g) employment (other than offer letters entered into in the ordinary course of the Business), termination, severance or “change in control” agreement and (h) other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by any Seller or by any trade or business, whether or not incorporated, that together with Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”), or to which any Seller or any ERISA Affiliate is party, for the benefit of any Facility Employee (each such plan, whether or not material, is referred to herein as a “Benefit Plan”). No Benefit Plan is subject to Title IV of ERISA and no Seller has any liability contingent or otherwise under Title IV of ERISA.

5.12 Central City’s Intellectual Property.

(a) Other than (i) Intellectual Property included in the Excluded Assets, (ii) any Intellectual Property rights granted or obtained by Central City pursuant to any Assigned Contract and (iii) any Intellectual Property rights granted or obtained by Central City pursuant to certain platform applications maintained at the Company with respect to procurement, ordering, receiving, payment and maintenance, Central City is not the owner or licensee of any Intellectual Property, nor is it a party to any material Contract pursuant to which Central City is granted or obtains the right to use any software or databases that are included in or comprise any such Intellectual Property, except for off the shelf software and licenses implied in the sale of such software or data bases of any Intellectual Property.

(b) Except as disclosed on Schedule 5.12(b) and except as would not, individually or in the aggregate, have a Material Adverse Effect, to Sellers’ Knowledge, (i) the conduct of the Business by Central City as currently conducted (including the products and services currently sold or provided by Central City) does not infringe or otherwise violate any Person’s intellectual property rights, and no such claims are pending or threatened in writing against Central City, and (ii) no Person is infringing or otherwise violating any Intellectual Property owned by Central City, and no such claims are pending or threatened in writing against any Person by Central City.

5.13 Assigned Contracts. Each Assigned Contract listed or described in Schedule 1.1(a) is in full force and effect and is a valid and binding obligation of each Seller party thereto and, to Sellers’ Knowledge, the other parties thereto, in accordance with its terms and conditions, in each case except (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity, (b) as set forth on Schedule 5.13 and (c) as would not, individually or in the aggregate, have a Material Adverse Effect. After giving effect to entry of the Sale Order and payment of applicable Cure Costs, (i) no Seller will be in breach or default of its obligations under any such Assigned Contract, (ii) no condition exists that with notice or lapse of time or both would constitute a default by any Seller under any such Assigned Contract and (iii) to Sellers’ Knowledge, no other party to any such Assigned Contract is in material breach or default thereunder, except in the case of clauses (i), (ii) and (iii) for any breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect.

5.14 Brokers or Finders. Sellers have not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby for which Buyer is or will become liable, and Sellers shall indemnify and hold harmless Buyer from any claims with respect to any such fees or commissions, in each case except to the extent that such fees, commissions and other similar payments constitute Assumed Liabilities.

5.15 Insurance. Sellers maintain sufficient insurance with reputable insures for the Business, including all properties and assets of the Sellers primarily related to the Business, against all risks normally insured against, and in amounts normally carried, by Sellers in the ordinary course of Business.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

6.1 Organization and Good Standing. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the requisite power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted.

6.2 Authority; Validity; Consents. Buyer has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated herein have been duly and validly authorized by all requisite limited liability company actions in respect thereof. This Agreement has been duly and validly executed and delivered by Buyer and each other Transaction Document to which Buyer is a party will be duly and validly executed and delivered by Buyer at the Closing. This Agreement and the other Transaction Documents to which Buyer is a party constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity. Except as required to comply with the HSR Act, Buyer is not and will not be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement and the other Transaction Documents to which it is a party or the consummation or performance of any of the transactions contemplated hereby or thereby.

6.3 No Conflict. When the consents and other actions described in Section 6.2 have been obtained and taken, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not result in the breach of any of the terms and provisions of, or constitute a default under, or conflict with, or cause any acceleration of any obligation of Buyer under (a) any agreement, indenture, or other instrument to which it is bound, (b) the certificate of formation or limited liability company agreement of Buyer, (c) any Order or (d) any Legal Requirement.

6.4 Availability of Funds. Buyer has, and at the Closing will have, sufficient cash in immediately available funds (without giving effect to any unfunded financing, regardless of whether any such financing is committed) to pay all costs, fees and expenses necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

6.5 Litigation. There are no Proceedings pending or, to the knowledge of Buyer, threatened, that would affect Buyer’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

6.6 Brokers or Finders. Neither Buyer nor any Person acting on behalf of Buyer has paid or become obligated to pay any fee or commission to any broker, finder, investment banker, agent or intermediary for or on account of the transactions contemplated by this Agreement for which any Seller is or will become liable, and Buyer shall hold harmless and indemnify Sellers from any claims with respect to any such fees or commissions.

ARTICLE 7

ACTION PRIOR TO THE CLOSING DATE

7.1 Investigation of the Business by Buyer. After the Effective Date and prior to the Closing Date, Sellers shall (a) afford Buyer and its authorized Representatives access, during normal business hours, to the offices, properties, key employees, outside accountants, agreements and other documentation and financial records (including computer files, retrieval programs and similar documentation) with respect to the Business, the Acquired Assets and the Assumed Liabilities to the extent Buyer reasonably deems necessary, and permit Buyer and its authorized Representatives to make copies of such materials, provided that any such access to employees of the Company (other than those located at the Facility) shall be coordinated through Mark Dickey prior to Buyer and its authorized Representatives being afforded such access, (b) furnish to Buyer or its authorized Representatives such additional information concerning the Acquired Assets, the Business and the Assumed Liabilities as shall be reasonably requested by Buyer or its authorized Representatives and (c) use commercially reasonable efforts to cause its key employees, outside accountants and outside counsel to cooperate with Buyer in its investigation. Notwithstanding anything herein to the contrary, no such access, information or cooperation shall be permitted or required to the extent that it would require Sellers to disclose information subject to attorney-client privilege.

7.2 Operations Prior to the Closing Date. Sellers covenant and agree that, except (i) as contemplated by this Agreement, (ii) as disclosed in Schedule 7.2 or any other Schedule as of the date hereof, (iii) with the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed) and (iv) as otherwise required by Legal Requirements, after the Effective Date and prior to the Closing Date:

(a) Sellers shall:

(i) carry on the Business in the ordinary course, taking into account Sellers’ status as debtors in possession;

(ii) maintain their books, accounts and records in accordance with past custom and practice;

(iii) use commercially reasonable efforts, taking into account Sellers’ status as debtors in possession, to (A) retain Company employees who are in good standing and are either necessary to conduct the Business as it is currently being conducted or are otherwise identified as persons needed to provide transition services after the Closing, (B) retain Facility Employees who are in good standing, and (C) maintain their relationships with and preserve for the Business the goodwill of their key suppliers and customers;

(iv) use commercially reasonable efforts, taking into account Sellers’ status as debtors in possession, to (A) comply in all material respects with all applicable laws with respect to the conduct of the Business, (B) comply in all material respects with contractual obligations applicable to or binding upon them pursuant to Assigned Contracts and (C) maintain in full force and effect all Permits specified in Section 2.1(a)(v) or as otherwise required for the ownership of the Acquired Assets or the operation of the Business as it is currently conducted;

(v) use commercially reasonable efforts, taking into account Sellers’ status as debtors in possession, to cause any of their current property insurance policies with respect to the Facility or any of the other Acquired Assets not to be canceled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such termination, cancellation or lapse, replacement, policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies are in full force and effect; and

(vi) use commercially reasonable efforts, taking into account Sellers’ status as debtors in possession, to maintain in full force and effect the existence of all material Intellectual Property owned by Sellers and necessary to provide transition services to Buyer in accordance with the terms of this Agreement.

(b) Sellers shall not:

(i) sell, lease (as lessor), transfer or otherwise dispose of, or mortgage or pledge, or voluntarily impose or suffer to be imposed, any Encumbrance (other than Assumed Liabilities and Permitted Encumbrances) on any of the Acquired Assets;

(ii) fail to maintain the Acquired Assets in their present condition, reasonable wear and tear excepted;

(iii) amend any of the Assigned Contracts or any Contract included in the Acquired Assets other than non-material amendments made in the ordinary course;

(iv) cease to operate or maintain the Facility in a manner consistent with past practice (after the Petition Date);

(v) grant to any Facility Employee any increase in compensation except in the ordinary course of Sellers’ business and consistent with past practice;

(vi) set aside or pay any dividend or other distribution (including cash dividends or cash distributions) in respect of any ownership interests in Central City, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any such ownership interests, provided, however, that nothing in this Section 7.2(b)(vi) shall in any manner limit any Seller’s payment of distribution of cash to the extent provided in the DIP Budget; or

(vii) enter into any agreement or commitment to take any action prohibited by this Section 7.2.

7.3 HSR Act; Reasonable Best Efforts.

(a) Subject to Section 7.3(c), as soon as reasonably practicable (and, in any event, within five (5) Business Days) following Buyer’s execution and delivery of this Agreement, Sellers, on the one hand, and Buyer, on the other hand, shall each prepare and file, or cause to be prepared and filed, any notifications required to be filed under the HSR Act with the United States Federal Trade Commission and the Department of Justice, and request early termination of the waiting period under the HSR Act. Buyer, on the one hand, and Sellers, on the other hand, shall promptly respond to any requests for additional information in connection with such filings and shall take all other actions necessary to cause the waiting periods under the HSR Act to terminate or expire at the earliest practicable date after the date of filing. Buyer shall be responsible for payment of the applicable filing fee under the HSR Act, but not Sellers’ costs and expenses (including attorneys’ fees and other legal fees and expenses) associated with the preparation of Sellers’ portion of any antitrust filings.

(b) In addition to the actions to be taken under Section 7.3(a), Sellers, on the one hand, and Buyer, on the other hand, shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including using all reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article 9 and Article 10 to be satisfied, (ii) the obtaining of all necessary Governmental Authorizations and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to avoid any Proceeding by any Governmental Authority, (iii) the defending of any Proceedings challenging this Agreement or the consummation of the transaction contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, (iv) the taking of all reasonable acts necessary to effectuate the Transfer of the Permits and pending applications specified in Section 2.1(a)(v), and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(c) Sellers, on the one hand, and Buyer, on the other hand, (i) shall promptly inform each other of any communication from any Governmental Authority concerning this Agreement, the transactions contemplated hereby, and any filing, notification or request for approval and (ii) shall permit the other to review in advance any proposed written or material oral communication or information submitted to any such Governmental Authority in response thereto. In addition, none of Parties shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to this Agreement or the transactions contemplated hereby, unless such Party consults with the other Parties in advance and, to the extent permitted by any such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat, in each case to the maximum extent practicable. Subject to any restrictions under applicable laws, rules or regulations, Buyer, on the one hand, and Sellers, on the other hand, shall furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and the Governmental Authority or members of its staff on the other hand, with respect to this Agreement, the transactions contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements or to the attorney-client privilege or work product doctrine) or any such filing, notification or request for approval. Each Party shall also furnish the other Party with such necessary information and assistance as such other Party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registration or submissions of information to the Governmental Authority in connection with this Agreement, the transactions contemplated hereby and any such filing, notification or request for approval.

7.4 Bankruptcy Court Approval.

(a) The Parties acknowledge that this Agreement and the sale of the Acquired Assets and the assumption and assignment of the Assigned Contracts are subject to Bankruptcy Court approval. The Parties acknowledge that (i) to obtain such approval, Sellers must demonstrate that they have taken reasonable steps to obtain the highest and otherwise best offer possible for the Acquired Assets, and that such demonstration shall include giving notice of the transactions contemplated by this Agreement to creditors and other interested parties as required by the Bankruptcy Court, and (ii) Buyer must provide adequate assurance of future performance under the to-be-assigned leases and executory Contracts.

(b) In the event an appeal is taken or a stay pending appeal is requested, from the Sale Order, Sellers shall immediately notify Buyer of such appeal or stay request and shall provide to Buyer promptly a copy of the related notice of appeal or order of stay. Sellers shall also provide Buyer with written notice of any motion or application filed in connection with any appeal from either of such orders.

(c) From and after the Effective Date and to the extent Buyer is the Successful Bidder at the Auction, Sellers shall not take any action which is intended to, or fail to take any action the intent of which failure to act is to, result in the reversal, voiding, modification or staying of the Sale Order.

7.5 [Reserved].

7.6 Communications with Customers and Suppliers. Prior to the Closing, Buyer shall not, and shall cause its Affiliates and Representatives not to, contact, or engage in any discussions or otherwise communicate with, any of Sellers’ customers, suppliers and other Persons with which Sellers’ have material commercial dealings without obtaining the prior consent of Sellers.

7.7 Information Technology Services. The Company shall, from the Closing Date until April 30, 2009, provide Buyer with limited information technology services to support the Business. Such services shall include (a) keeping T-1 lines open for, among other things, email and phone communication, (b) information technology support from the Company’s employees, and (c) Company employee assistance to enable Buyer to access the Company’s server, historical data and records, but shall not include hardware support, integration, application development, management, help desk and other items that the Company is not providing to the Business on the Effective Date. The Company will allocate a maximum of twenty-five percent (25%) of the time of four (4) of its employees to provide the services described in this Section 7.7. Buyer shall pay the Company a nonrefundable fee of $8,100 at the Closing for the services described in this Section 7.7. Buyer may terminate the services described in this Section 7.7 upon ten (10) days’ prior written notice to the Company. Notwithstanding the foregoing, (i) nothing in this Section 7.7 shall be construed to require the Company to hire or continue the employment of any person, (ii) the fact that employees of the Company are not available to render the assistance requested hereunder due to termination of such employees shall not constitute a breach of this Section 7.7 and (iii) the services described in this Section 7.7 shall not include any requirement that any Company employees perform operation type activities at the Facility.

7.8 Letters of Credit. On the Closing Date or as soon thereafter as is practicable, Buyer shall use commercially reasonable efforts to (a) replace any letters of credit that secured any Seller’s obligations relating to the Business and (b) cause such letters of credit to be returned to Sellers with no drawings having been made thereunder since the Closing Date.

7.9 637 Registrations; Alcohol Fuel Plant Permits. As soon as practicable following the Effective Date, Buyer shall file all applications and undertake all necessary activities to obtain (i) from the U.S. Internal Revenue Service or its successor the excise tax registrations under Section 4041 of the Code (applied for under IRS Form 637 and commonly referred to as “637 Registrations”) necessary for Buyer or its agents to sell Finished Ethanol and (ii) from the U.S. Department of the Treasury’s Alcohol and Tobacco Tax and Trade Bureau or the successor thereto the alcohol fuel plant permits (“Alcohol Fuel Permits”) necessary for Buyer or its agents to manufacture Finished Ethanol.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Taxes.

(a) Any sales, use, property transfer or gains, documentary, stamp, registration, recording or similar Tax payable in connection with the sale or transfer of the Acquired Assets and not exempted under the Sale Order or by Section 1146(c) of the Bankruptcy Code (“Transfer Taxes”) shall be borne by Buyer. Sellers and Buyer shall use reasonable efforts and cooperate in good faith to exempt the sale and transfer of the Acquired Assets from any such Transfer Taxes. Buyer shall prepare and file all necessary Tax Returns or other documents with respect to all such Transfer Taxes; provided, however, that in the event any such Tax Return requires execution by Sellers, Buyer shall prepare and deliver to Sellers a copy of such Tax Return at least five days before the due date thereof, and Sellers shall promptly execute such Tax Return and deliver it to Buyer, which shall cause it to be filed. Buyer shall provide reimbursement for any Tax described in this Section 8.1(a) that is paid by Sellers.

(b) All real and personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets, whether imposed or assessed before or after the Closing Date (“Periodic Taxes”), that are payable after the Closing Date or payable on or before the Closing Date as set forth on Schedule 8.1(b), shall be borne by Buyer. Buyer shall be responsible for preparing and filing any and all Tax Returns required to be filed after the Closing Date with respect to Periodic Taxes; provided, however, that such Tax Returns shall, to the extent they relate to a taxable period included in the period ending with and including the Closing Date, be subject to the approval of Sellers, which approval shall not be unreasonably withheld or delayed.

(c) Buyer and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Acquired Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claims, suit or proceeding relating to any Tax; provided, however, that neither Buyer nor any Seller shall be required to disclose the contents of its income Tax Returns to any Person. Any expenses incurred in furnishing such information or assistance pursuant to this Section 8.1(c) shall be borne by the Party requesting it.

(d) Buyer and Sellers hereby waive compliance with all “bulk sales,” “bulk transfer” and similar laws that may be applicable with respect to the sale and transfer of any or all of the Acquired Assets to Buyer.

8.2 Payments Received. Sellers and their Affiliates, on the one hand, and Buyer, on the other hand, each agree that, after the Closing, each will hold and will promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash) or other property that they may receive on or after the Closing which properly belongs to the other and will account to the other for all such receipts.

8.3 Adequate Assurance and Performance. With respect to each Assigned Contract, Buyer shall use commercially reasonable efforts to provide adequate assurance as required under the Bankruptcy Code of the future performance by Buyer of each such Assigned Contract. Buyer and Sellers agree that they will promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under the Assigned Contracts, such as furnishing affidavits, non-confidential financial information and other documents or information for filing with the Bankruptcy Court and making Buyer’s and Sellers’ Representatives available to testify before the Bankruptcy Court.

8.4 Post-Closing Books and Records and Personnel. For seven (7) years after the Closing Date (or such longer period as may be required by any Governmental Authority or ongoing claim), (a) Buyer shall not dispose of or destroy any of the business records and files of the Business and (b) Buyer shall allow Sellers (including, for clarity, any trust established under a chapter 11 plan of Sellers or any other successors of Sellers) and any of their Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all employees and files of Buyer and its Subsidiaries and any books and records and other materials included in the Acquired Assets for purposes relating to the Bankruptcy Case, the wind-down of the operations of Sellers, the functions of any such trusts or successors, or other reasonable business purposes, and Sellers (including any such trust or successors) and such Representatives shall have the right to make copies of any such files, books, records and other materials.

8.5 No Other Representations or Warranties.

(a) Buyer acknowledges that, except for the representations and warranties contained in Article 5, neither Sellers nor any other Person on behalf of Sellers makes any express or implied representation or warranty with respect to Sellers (including representations and warranties as to the condition of the Acquired Assets) or with respect to any information provided by or on behalf of Sellers to Buyer.

(b) In connection with investigation by Buyer, Buyer has received or may receive from Sellers certain projections, forward-looking statements and other forecasts and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Buyer shall have no claim against anyone with respect thereto. Accordingly, Buyer acknowledges that Sellers make no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

8.6 Acquired Assets “AS IS”; Buyer’s Acknowledgment Regarding Same. Buyer agrees, warrants and represents that (a) Buyer is purchasing the Acquired Assets on an “AS IS” and “WITH ALL FAULTS” basis based solely on Buyer’s own investigation of the Acquired Assets and (b) neither Sellers nor any real estate broker or other Representative of Sellers has made any warranties, representations or guarantees, express, implied or statutory, written or oral, respecting the Acquired Assets, any part of the Acquired Assets, the financial performance of the Acquired Assets or the business of Sellers, or the physical condition of the Acquired Assets. Buyer further acknowledges that the consideration for the Acquired Assets specified in this Agreement has been agreed upon by Sellers and Buyer after good-faith arms-length negotiation in light of Buyer’s agreement to purchase the Acquired Assets “AS IS” and “WITH ALL FAULTS”. Buyer agrees, warrants and represents that, except as set forth in this Agreement, Buyer has relied, and shall rely, solely upon its own investigation of all such matters, and that Buyer assumes all risks with respect thereto. EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLERS MAKE NO EXPRESS WARRANTY, NO WARRANTY OF MERCHANTABILITY, NO WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, AND NO IMPLIED OR STATUTORY WARRANTY WHATSOEVER WITH RESPECT TO ANY REAL OR PERSONAL PROPERTY OR ANY FIXTURES OR THE ACQUIRED ASSETS.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER TO CLOSE

The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. (a) Each of the representations and warranties of Sellers contained in Article 5 that is qualified by “materiality” or “Material Adverse Effect” or other similar materiality qualifications shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak as of a date certain, which shall remain true and correct in all respects as of such date, and (b) each of the representations and warranties of Sellers contained in Article 5 that is not qualified by “materiality” or “Material Adverse Effect” or other similar materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak only as of a date certain, which shall remain true and correct in all material respects as of such date.

9.2 Sellers’ Performance. Sellers shall have performed and complied with in all material respects the covenants and agreements that each Seller is required to perform or comply with pursuant to this Agreement at or prior to the Closing, and Buyer shall have received a certificate of Sellers to such effect signed by a duly authorized officer thereof.

9.3 No Order. No Governmental Authority shall have enacted, issued, promulgated or entered any Order which is in effect and has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

9.4 Governmental Authorizations. Any applicable waiting period under the HSR Act shall have expired or been terminated.

9.5 Sellers’ Deliveries. Each of the deliveries required to be made to Buyer pursuant to Section 4.3 shall have been so delivered.

9.6 Sale Order. The Bankruptcy Court shall have entered the Sale Order and the Sale Order shall have become a Final Order.

ARTICLE 10

CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLERS TO CLOSE

Sellers’ obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

10.1 Accuracy of Representations. (a) Each of the representations and warranties of Buyer contained in Article 6 that is qualified by “materiality” or “material adverse effect” or other similar materiality qualifications shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak as of a date certain, which shall remain true and correct in all respects as of such date, and (b) each of the representations and warranties of Buyer contained in Article IV that is not qualified by “materiality” or “material adverse effect” or other similar materiality qualifications shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that expressly speak only as of a date certain, which shall remain true and correct in all material respects as of such date.

10.2 Sale Order in Effect. The Sale Order shall have been entered and the Sale Order shall have become a Final Order.

10.3 Buyer’s Performance. Buyer shall have performed and complied with in all material respects the covenants and agreements that Buyer is required to perform or comply with pursuant to this Agreement at or prior to the Closing, and Sellers shall have received a certificate of Buyer to such effect signed by a duly authorized officer thereof.

10.4 No Order. No Governmental Authority shall have enacted, issued, promulgated or entered any Order which is in effect and which has the effect of making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

10.5 Governmental Authorizations. Any applicable waiting period under the HSR Act shall have expired or been terminated.

10.6 Buyer’s Deliveries. Each of the deliveries required to be made to Sellers pursuant to Section 4.2 shall have been so delivered.

ARTICLE 11

TERMINATION

11.1 Termination Events. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a) by either Sellers or Buyer:

(i) if a Governmental Authority issues a final, non-appealable ruling or Order prohibiting the transactions contemplated hereby;

(ii) by mutual written consent of Sellers and Buyer; or

(iii) by either Sellers or Buyer by written notice to the other if the Closing shall not have occurred on or before April 30, 2009 through no fault of (i) Buyer, in the case of notice from Buyer, or (ii) Sellers, in the case of notice from Sellers;

(b) by Buyer:

(i) in the event of any breach by Sellers of any of Sellers’ agreements, covenants, representations or warranties contained herein (provided such breach would result in the failure of a condition set forth in Section 9.1 or Section 9.2 to be satisfied) and the failure of Sellers to cure such breach within fourteen (14) days after delivery of notice from Buyer specifying particularly such breach; provided, that such breach is capable of being cured; provided further, however, that in the event that any breach shall have been cured before the termination of the fourteen (14) day cure-period, at the election of Buyer the Closing Date shall be extended by the number of days actually elapsed before the cure of such breach; or

(ii) if the Bankruptcy Case is dismissed or converted to a case under chapter 7 of the Bankruptcy Code and neither such dismissal nor conversion expressly contemplates the transactions provided for in this Agreement, or a trustee is appointed for Sellers and such trustee rejects the transactions contemplated by this Agreement; and

(c) by Sellers:

(i) in the event of any breach by Buyer of any of Buyer’s agreements, covenants, representations or warranties contained herein (provided such breach would result in the failure of a condition set forth in Section 10.1 or Section 10.3 to be satisfied) and the failure of Buyer to cure such breach within fourteen (14) days after delivery of notice from Sellers specifying particularly such breach; provided, that such breach is capable of being cured; provided further, however, that in the event that any breach shall have been cured before the termination of the fourteen (14) day cure-period, at the election of Sellers the Closing Date shall be extended by the number of days actually elapsed before the cure of such breach; or

(ii) if the Bankruptcy Court declines to approve this Agreement for any reason.

11.2 Effect of Termination.

(a) In the event of termination of this Agreement by Buyer or Sellers pursuant to this Article 11, except as otherwise provided in this Section 11.2, all rights and obligations of the Parties under this Agreement shall terminate without any liability of any Party to any other Party; provided, however, that nothing herein shall relieve any Party from liability for willful breach of this Agreement prior to such termination. The provisions of this Section 11.2 and, to the extent applicable, Article 12 and Article 1, shall expressly survive the expiration or termination of this Agreement.

ARTICLE 12

GENERAL PROVISIONS

12.1 Survival. All covenants and agreements contained herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing shall survive the Closing in accordance with their terms. All other covenants and agreements contained herein, and all representations and warranties contained herein or in any certificated deliveries hereunder, shall not survive the Closing and shall thereupon terminate, including any Actions for damages in respect of any breach thereof.

12.2 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which shall be agreed to by Buyer, on the one hand, and Sellers, on the other hand. Unless otherwise required by applicable Legal Requirement or by obligations of Buyer or Sellers or their respective Affiliates pursuant to any listing agreement with or rules of any securities exchange, Buyer, on the one hand, and Sellers, on the other hand, shall consult with each other before issuing any other press release or otherwise making any public statement with respect to this Agreement, the transactions contemplated hereby or the activities and operations of the other and shall not issue any such release or make any such statement without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).

12.3 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), (c) received by the addressee, if sent by a delivery service (prepaid, receipt requested) or (d) received by the addressee, if sent by registered or certified mail (postage prepaid, return receipt requested), in each case to the appropriate addresses, representatives (if applicable) and facsimile numbers set forth below (or to such other addresses, representatives and facsimile numbers as a Party may designate by notice to the other Parties):

(i)	If to Sellers, then to:

VeraSun Energy Corporation

110 N. Minnesota Ave., Suite 300

Sioux Falls, South Dakota 57104

Attn: Chief Restructuring Officer

Attn: General Counsel

Facsimile: 605-978-7050

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Attn: Patrick J. Nash, Jr.

Facsimile: 312-407-0411

(ii)	If to Buyer:

Agstar Financial Solutions Group

Agstar Financing Services, ACA

1921 Premier Drive

P.O. Box 4249

Mankato, MN 56002

Attn: Tim E. Tracy, Vice President

Facsimile: 507-529-2072

with a copy (which shall not constitute notice) to:

Latham & Watkins, LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

Attn: Josef Athanas

Facsimile: 312-993-9767

12.4 Waiver. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given, and (b) no notice to or demand on one Party shall be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand.

12.5 Entire Agreement; Amendment. This Agreement (including the Schedules and the Exhibits) and the other Transaction Documents supersede all prior agreements between Buyer, on the one hand, and Sellers, on the other hand, with respect to its subject matter and constitute a complete and exclusive statement of the terms of the agreements between Buyer, on the one hand, and Sellers, on the other hand, with respect to their subject matter. This Agreement may not be amended except by a written agreement executed by all of the Parties.

12.6 Assignment. This Agreement, and the rights, interests and obligations hereunder, shall not be assigned by any Party by operation of law or otherwise without the express written consent of the other Parties (which consent may be granted or withheld in the sole discretion of such other Party); provided, however, that Buyer shall be permitted, upon prior notice to Sellers, to assign all or part of its rights or obligations hereunder to an Affiliate, but no such assignment shall relieve Buyer of its obligations under this Agreement.

12.7 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability.

12.8 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, the Parties shall bear their own respective expenses (including all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

12.9 Governing Law; Consent to Jurisdiction and Venue; Jury Trial Waiver.

(a) Except to the extent the mandatory provisions of the Bankruptcy Code apply, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to Contracts made and to be performed entirely in such state without regard to principles of conflicts or choice of laws or any other law that would make the laws of any other jurisdiction other than the State of New York applicable hereto.

(b) Without limitation of any Party’s right to appeal any Order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby and (ii) any and all claims relating to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent and submit to the exclusive jurisdiction and venue of the Bankruptcy Court and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action or Proceeding; provided, however, that, if the Bankruptcy Case is closed, all Actions and Proceedings arising out of or relating to this Agreement shall be heard and determined in a New York state court or a federal court sitting in the state of New York, and the Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action or Proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action or Proceeding. The Parties consent to service of process by mail (in accordance with Section 12.3) or any other manner permitted by law.

(c) THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SELLER OR BUYER OR THEIR RESPECTIVE REPRESENTATIVES IN THE NEGOTIATION OR PERFORMANCE HEREOF.

12.10 Counterparts. This Agreement and any amendment hereto may be executed in one or more counterparts, each of which shall be deemed to be an original of this Agreement or such amendment and all of which, when taken together, shall be deemed to constitute one and the same instrument. Notwithstanding anything to the contrary in Section 12.3, delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by telecopier, facsimile or email attachment shall be effective as delivery of a manually executed counterpart of this Agreement or such amendment, as applicable.

12.11 Parties in Interest; No Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind.

12.12 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner or equityholder of Sellers shall have any liability for any obligations or liabilities of such Sellers under this Agreement or any other Transaction Document, for any claim based on, in respect of, or by reason of the transactions contemplated hereby and thereby.

12.13 Schedules; Materiality. The inclusion of any matter in any Schedule shall be deemed to be an inclusion for all purposes of this Agreement, to the extent that such disclosure on its face would reasonably pertain in light of the form and substance of the disclosure made, but inclusion therein shall not be deemed to constitute an admission, or otherwise imply, that any such matter is material or creates a measure for materiality for purposes of this Agreement. The disclosure of any particular fact or item in any Schedule shall not be deemed an admission as to whether the fact or item is “material” or would constitute a “Material Adverse Effect.”

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized representatives, all as of the Effective Date.

RBF ACQUISITION II, LLC

By: AgStar Financial Services, PCA

By:	/s/ Tim E. Tracy
Name:
Title:

VERASUN ENERGY CORPORATION

By:	/s/ Mark Dickey
Name:	Mark Dickey
Title:	Senior Vice President, General Counsel and Corporate Secretary

US BIOENERGY CORPORATION

By:	/s/ Mark Dickey
Name:	Mark Dickey
Title:	Senior Vice President, General Counsel and Corporate Secretary

VERASUN CENTRAL CITY, LLC

By:	/s/ Mark Dickey
Name:	Mark Dickey
Title:	Senior Vice President, General Counsel and Corporate Secretary

SIGNATURE PAGE TO VERASUN CENTRAL CITY, LLC ASSET PURCHASE AGREEMENT

SCHEDULE OF SUBSTANTIALLY IDENTICAL ASSET PURCHASE AGREEMENTS

OMITTED PURSUANT TO INSTRUCTION 2 TO ITEM 601 OF REGULATION S-K

Material Details in Which Omitted Asset Purchase Agreements Differ from the Asset Purchase
Agreement, dated as of April 2, 2009, by and among RBF Acquisition II, LLC, VeraSun Energy
	Corporation, US BioEnergy Corporation and VeraSun Central City, LLC
	Buyer	Sellers in Addition to VeraSun Energy Corporation and US BioEnergy Corporation	Location of Production Facility to be Purchased by Buyer	Credit Release Amount
Asset Purchase Agreement, dated as of April 2, 2009, by and among RBF Acquisition III, LLC, VeraSun Energy Corporation, US BioEnergy Corporation and VeraSun Dyersville, LLC	RBF Acquisition III, LLC	VeraSun Dyersville, LLC	Dyersville, Iowa	$70,000,000

Asset Purchase Agreement, dated as of April 2, 2009, by and among RBF Acquisition IV, LLC, VeraSun Energy Corporation, US BioEnergy Corporation and VeraSun Hankinson, LLC	RBF Acquisition IV, LLC	VeraSun Hankinson, LLC	Hankinson, North Dakota	$70,000,000

Asset Purchase Agreement, dated as of April 2, 2009, by and among RBF Acquisition V, LLC, VeraSun Energy Corporation, US BioEnergy Corporation and VeraSun Janesville, LLC	RBF Acquisition V, LLC	VeraSun Janesville, LLC	Janesville, Minnesota	$55,000,000

Asset Purchase Agreement, dated as of April 2, 2009, by and among RBF Acquisition VI, LLC, VeraSun Energy Corporation, US BioEnergy Corporation and VeraSun Ord, LLC	RBF Acquisition VI, LLC	VeraSun Ord, LLC	Ord, Nebraska	$31,000,000

Asset Purchase Agreement, dated as of April 2, 2009, by and among RBF Acquisition VII, LLC, VeraSun Energy Corporation, US BioEnergy Corporation and VeraSun Woodbury, LLC	RBF Acquisition VII, LLC	VeraSun Woodbury, LLC	Woodbury, Michigan	$30,000,000